Exhibit 8.1

917-202-1465 nik@crownepointtax.com www.crownepointtax.com

T A X        ●        S E C U R I T I E S        ●        A D V I S O R Y

September 10, 2026

Non-Invasive Monitoring Systems, Inc.

4400 Biscayne Blvd., Suite 180

Miami, Florida 33137

Re: Registration Statement on Form S-4 — Material U.S. Federal Income Tax Consequences of the Merger; Qualification as a Reorganization under Section 368(a) of the Internal Revenue Code

To Whom It May Concern:

Enclosed please find the following -

I. Introduction, Role, and Scope	2
II. Documents Examined and Reliance	2
III. Assumptions	3
IV. Statement of Facts	3
A. The parties	3
B. Gravitics’ historic business and assets	4
C. Capitalization of Gravitics	4
D. Structure of the Merger	4
E. Merger consideration	4
F. Related transactions	5
G. Business purpose	5
V. Representations Relied Upon	5
VI. Applicable Law	7
A. Reorganizations generally; the reverse triangular merger	7
B. Control — Section 368(c)	7
C. The “substantially all” requirement	7
D. Continuity of business enterprise	7
E. Continuity of interest	7
F. Business purpose	8
G. Economic substance	8
VII. Analysis	8
A. The Merger satisfies the form of a reverse triangular merger	8
B. Control and the “substantially all” requirement	8
C. Continuity of business enterprise (the Staff’s focus)	9
D. Continuity of interest	9
E. Business purpose	9
F. Economic substance	10
G. Step-transaction considerations	10
VIII. Opinion	10
IX. Material U.S. Federal Income Tax Consequences	11
A. U.S. holders of Gravitics capital stock	11
B. Gravitics (the Surviving Corporation)	11
C. Parent and Merger Sub	11
D. Tax attributes and Section 382	11
E. Information reporting and backup withholding	11
X. Level of Comfort	12
XI. Limitations and Qualifications	12
XII. Consent	12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

I. Introduction, Role, and Scope

We have acted as special U.S. federal income tax counsel in connection with the proposed merger (the “Merger”) of Gravitics Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Non-Invasive Monitoring Systems, Inc., a Florida corporation (“Parent” or “NIMS”), with and into Gravitics, Inc., a Delaware corporation (“Gravitics” or the “Company”), with Gravitics surviving as a wholly owned subsidiary of Parent, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of March 6, 2026, as amended by Amendment No. 1 dated June 30, 2026 and Amendment No. 2 dated August 11, 2026, by and among Parent, Merger Sub, and Gravitics (the “Merger Agreement”). The Merger is described in the Registration Statement on Form S-4 of Parent (together with all amendments and the documents incorporated therein by reference, the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

This opinion is furnished pursuant to Item 601(b)(8) of Regulation S-K and addresses the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the related material U.S. federal income tax consequences described in the Registration Statement. It also responds to the comment of the staff of the Commission (the “Staff”) requesting an opinion supporting the conclusion that the Merger will be treated as a reorganization, including with respect to the continuity of the target’s business enterprise and the economic substance of the transaction.

Except as expressly set forth in Part VIII (Opinion) and Part IX (Material U.S. Federal Income Tax Consequences), we express no opinion as to any other U.S. federal tax matter or as to any state, local, or non-U.S. tax consequence. All section references are to the Code or the Treasury Regulations promulgated thereunder (the “Regulations”) unless otherwise indicated, and capitalized terms used and not defined herein have the meanings given in the Merger Agreement.

II. Documents Examined and Reliance

In rendering this opinion, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Merger Agreement, together with the exhibits and Disclosure Schedules thereto; (ii) the Registration Statement; (iii) the certificate of incorporation, bylaws, and corporate records of Gravitics, Parent, and Merger Sub, including the formation record of Merger Sub; (iv) the Gravitics Summary Capitalization Table generated as of June 25, 2026, and the related capitalization records; (v) the financial statements of Gravitics; (vi) representations made to us by Parent and Gravitics in their respective representation letters delivered to us and dated as of the date hereof (the “Representation Letters”); and (vii) such other agreements, instruments, certificates, records, and documents as we have considered necessary or appropriate as a basis for the opinions expressed below.

Our opinion is conditioned upon the initial and continuing accuracy and completeness, as of the date hereof and as of the Effective Time, of the facts, representations, and covenants contained in those documents. In the course of our review we have not independently verified the facts so represented.

EXHIBIT 8.1 (TAX OPINION) Page 2 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

III. Assumptions

With your consent and without independent investigation, we have assumed for purposes of this opinion:

(1)	the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, and the conformity to the originals of all documents submitted as copies;

(2)	that the Merger will be consummated in the manner described in the Merger Agreement and the Registration Statement, that none of the material terms or conditions of the Merger Agreement has been or will be waived or modified, and that the Merger will be effective under the laws of the State of Delaware as a statutory merger in which Gravitics is the surviving corporation;

(3)	that the Merger Agreement and the Representation Letters represent the entire understanding of the parties with respect to the Merger, and that there are no other written or oral agreements or understandings that would modify the terms or the intended tax treatment of the Merger;

(4)	that all representations, warranties, statements, and covenants made in the Merger Agreement and the Representation Letters are, and will be as of the Effective Time, true, correct, and complete, and that all representations and statements made “to the knowledge of,” or based on the belief of, any person, or with similar qualification, are and will be true, correct, and complete without such qualification; and

(5)	that the parties will report the Merger for U.S. federal income tax purposes in a manner consistent with this opinion and will comply with the reporting requirements of Regulations Section 1.368-3.

If any of the foregoing assumptions is untrue for any reason, or if the Merger is consummated in a manner inconsistent with the manner described in the Merger Agreement and the Registration Statement, our opinion may be adversely affected and should not be relied upon.

IV. Statement of Facts

The following summary of facts is based upon the documents referred to above and upon information provided to us by the parties. We have assumed the accuracy and completeness of this information for purposes of our opinion. The statement of facts set forth in this Part IV—including the post-Merger equity ownership percentages and the size of the contemplated public offering—has been revised to conform to the Merger Agreement as amended by Amendment No. 1 (June 30, 2026) and Amendment No. 2 (August 11, 2026) and to the related Registration Statement on Form S-4/A; these modifications reflect additional information supplied to counsel subsequent to the initial preparation of this opinion.

A. The parties

Gravitics is a Delaware corporation that designs and manufactures large space structures, including orbital carriers, cargo logistics spacecraft, and space station modules for commercial development in earth orbit and beyond. Gravitics conducts an active operating business, with revenue, customers, suppliers, contracts, intellectual property (including issued and pending patents and government invention-rights filings), facilities, and employees.

Parent (NIMS) is a Florida corporation and a “shell company” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whose recent activities have consisted of seeking a business combination with a private operating company. Parent does not presently conduct an active trade or business.

EXHIBIT 8.1 (TAX OPINION) Page 3 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

Merger Sub is a Delaware corporation that was incorporated on March 6, 2026 solely for the purpose of effecting the Merger. Parent is the sole stockholder of Merger Sub, and Merger Sub has not conducted, and prior to the Merger will not conduct, any business activity other than activities incident to the Merger.

B. Gravitics’ historic business and assets

Gravitics conducts an active and continuing business. Its management financial reporting reflects growing operating revenue (increasing from approximately $0.6 million for the 2024 year-to-date period to approximately $1.1 million for the comparable 2025 period, at a gross margin of approximately 88%), together with continuing operating expenditures and net operating losses, consistent with an early-commercialization aerospace hardware company that is investing in growth. Gravitics’ historic business assets include customer contracts and letters of support, supplier arrangements, ongoing mission and program work, product designs and specifications, and intellectual property.

C. Capitalization of Gravitics

Based on the Gravitics Summary Capitalization Table generated as of June 25, 2026, Gravitics’ capital structure consists of common stock (9,370,248 shares issued and outstanding) and six series of preferred stock — Series Seed-I, Series Seed-II, and Series Seed-III, and Series A-I, Series A-II, and Series A-III — representing in the aggregate 8,260,457 shares issued and outstanding, together with outstanding common-stock warrants, convertible instruments (including simple agreements for future equity), and equity awards under an equity incentive plan. Pursuant to the Merger Agreement, the outstanding shares of Gravitics preferred stock will be converted into shares of Gravitics common stock (or the right to receive Merger Shares) in accordance with their respective terms before or upon the Merger.

D. Structure of the Merger

At the effective time of the Merger (the “Effective Time”), upon the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to Section 251 of the Delaware General Corporation Law, Merger Sub will merge with and into Gravitics; the separate corporate existence of Merger Sub will cease; and Gravitics will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. The Merger is therefore structured as a “reverse triangular merger.” The Merger Agreement provides that the parties intend the Merger to qualify as a reorganization under Section 368(a) and that the Merger Agreement constitute a “plan of reorganization” within the meaning of Regulations Sections 1.368-2(g) and 1.368-3(a).

E. Merger consideration

At the Effective Time, each issued and outstanding share of Gravitics capital stock (other than dissenting shares) will be cancelled and converted into the right to receive shares of Parent common stock (the “Merger Shares”). The aggregate number of Merger Shares will represent not less than 96.5% of the total post-Merger equity of Parent (on a fully diluted basis and prior to the Concurrent Financing), and the pre-Merger stockholders of Parent will retain not more than 3.5% of such equity. Outstanding Gravitics stock options and warrants will be cancelled and exchanged for corresponding options and warrants to acquire Parent common stock. The consideration to be received by Gravitics stockholders in respect of their Gravitics stock consists solely of Parent voting common stock; no cash or other property is paid in exchange for Gravitics stock, except that fractional Merger Shares are rounded up to the nearest whole share (so that no cash is paid in lieu of fractional shares).

EXHIBIT 8.1 (TAX OPINION) Page 4 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

F. Related transactions

In connection with the Merger, the parties contemplate: a reverse stock split of Parent common stock; the conversion into equity or repayment of Parent’s outstanding indebtedness of $809,706, to be converted into Parent common stock, and approximately $300,000 (plus accrued interest), to be repaid; a contemplated underwritten public offering of up to $125.0 million in gross proceeds, expected to be consummated concurrently with the Merger (the “Concurrent Financing”) and an uplisting of Parent’s common stock to a national securities exchange; a change of Parent’s corporate name and trading symbol; the reconstitution of Parent’s board of directors (with the chief executive officer of Gravitics serving as Chairman); and a change of Parent’s fiscal year end to December 31. For financial accounting purposes, the Merger is expected to be accounted for as a reverse recapitalization, with Gravitics treated as the accounting acquirer. The accounting treatment of the Merger does not control its characterization for U.S. federal income tax purposes.

G. Business purpose

The Merger is being undertaken to provide Gravitics with access to the public capital markets, a public trading platform for its equity, the financing contemplated by the public offering, and the benefits of a national securities exchange listing — objectives that are germane to the conduct, continuation, and growth of Gravitics’ business and that are independent of any U.S. federal income tax consequence of the Merger.

V. Representations Relied Upon

In rendering this opinion, we have relied upon the representations set forth in the Merger Agreement (including Section 3.27, “Tax-Free Reorganization”) and in the Representation Letters, including, among others, representations to the following effect (each made without qualification as to knowledge or materiality):

●	The Conversion Ratio was determined through arm’s-length negotiation, and the fair market value of the Parent stock to be received by each Gravitics stockholder in the Merger will be approximately equal to the fair market value of the Gravitics stock surrendered by such stockholder.

●	Neither Parent nor any person related to Parent (within the meaning of Regulations Section 1.368-1(e)(4)) has acquired, or will acquire, Gravitics stock for consideration other than Parent stock, has furnished or will furnish cash or other property in connection with any redemption of Gravitics stock or distribution by Gravitics in contemplation of the Merger, or has any present plan or intention to reacquire any of the Merger Shares.

●	Each party will pay its own expenses incurred in connection with the Merger, and Parent will not pay any expenses of the Gravitics stockholders; and there is no intercorporate indebtedness between Parent and Gravitics, or between Merger Sub and Gravitics, that was issued or acquired, or will be settled, at a discount.

EXHIBIT 8.1 (TAX OPINION) Page 5 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

●	Neither Parent nor Merger Sub is under the jurisdiction of a court in a case under Title 11 of the United States Code or a similar case within the meaning of Section 368(a)(3)(A); and on the date of the Merger, the fair market value of the assets of Gravitics will exceed the sum of its liabilities plus the amount of liabilities, if any, to which its assets are subject.

●	No compensation received by any stockholder-employee of Gravitics will be separate consideration for, or allocable to, any of his or her Gravitics stock; no Merger Shares received by any stockholder-employee will be separate consideration for, or allocable to, any employment, consulting, or similar arrangement; and any compensation paid to stockholder-employees will be for services actually rendered and commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

●	Parent is not an “investment company” within the meaning of Section 368(a)(2)(F); Parent has no present plan or intention to liquidate the Surviving Corporation, to merge the Surviving Corporation into another corporation or entity, to sell or otherwise dispose of the stock of the Surviving Corporation (except for transfers described in Section 368(a)(2)(C) or Regulations Section 1.368-2(d)(4) or (k)), or to cause the Surviving Corporation to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; and Parent has no present plan or intention to issue additional shares of Surviving Corporation stock after the Merger.

●	Merger Sub is a wholly owned subsidiary of Parent formed solely to effect the Merger and will carry on no business prior to the Merger; and immediately prior to the Merger, Parent will be in “control” of Merger Sub within the meaning of Section 368(c).

●	Immediately following the Merger, the Surviving Corporation will hold at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by Gravitics immediately prior to the Merger; and Merger Sub will have no liabilities assumed by the Surviving Corporation, and will not transfer to the Surviving Corporation any assets subject to liabilities, in the Merger.

●	Following the Merger, the Surviving Corporation will continue the historic business of Gravitics or use a significant portion of Gravitics’ historic business assets in a business, as required by Section 368 and the Regulations; and there is no plan or intention by any Gravitics stockholder who owns a five-percent or greater interest, or, to the knowledge of the parties, by any other Gravitics stockholder, to sell, exchange, or otherwise dispose of a number of Merger Shares that would reduce the Gravitics stockholders’ continuing equity interest in Parent below the level required to preserve continuity of interest under Regulations Section 1.368-1(e).

We understand that the foregoing representations will be confirmed in the Representation Letters delivered by Parent and Gravitics at or prior to the Closing, and our opinion is expressly conditioned upon the delivery and accuracy of such Representation Letters.

EXHIBIT 8.1 (TAX OPINION) Page 6 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

VI. Applicable Law

A. Reorganizations generally; the reverse triangular merger

Section 368(a)(1)(A) defines a “reorganization” to include a statutory merger or consolidation. Section 368(a)(2)(E) provides that a transaction otherwise qualifying under Section 368(a)(1)(A) is not disqualified by reason of the fact that stock of a corporation (the “controlling corporation”) in control of the merged corporation is used in the transaction, if (i) after the transaction, the corporation surviving the merger holds substantially all of its properties and of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction), and (ii) in the transaction, former shareholders of the surviving corporation exchanged, for an amount of voting stock of the controlling corporation, an amount of stock in the surviving corporation that constitutes control of the surviving corporation. See § 368(a)(2)(E); Treas. Reg. § 1.368-2(j). A reverse triangular merger that satisfies these requirements is treated as a reorganization described in Section 368(a)(1)(A).

B. Control — Section 368(c)

For this purpose, “control” means the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. § 368(c); see also § 368(a)(2)(E) (flush language).

C. The “substantially all” requirement

The statute requires that, after the transaction, the surviving corporation hold “substantially all” of its properties and those of the merged corporation. The standard is qualitative; for purposes of issuing advance rulings, however, the Internal Revenue Service (the “IRS”) has treated the requirement as satisfied where the surviving corporation retains assets representing at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held immediately before the transaction. Rev. Proc. 77-37, 1977-2 C.B. 568, § 3.01. Because Merger Sub is a transitory entity holding no assets subject to liabilities, the relevant inquiry reduces to whether the Surviving Corporation retains substantially all of Gravitics’ properties.

D. Continuity of business enterprise

Continuity of business enterprise (“COBE”) requires that the issuing corporation either (i) continue the acquired corporation’s historic business or (ii) use a significant portion of the acquired corporation’s historic business assets in a business. Treas. Reg. § 1.368-1(d). The continuity requirement is measured by reference to the acquired corporation’s historic business and historic business assets. The Regulations attribute to the issuing corporation the business and asset-use activities of members of its qualified group, and the issuing corporation’s own pre-transaction business activity is not the measure of COBE. Accordingly, the circumstance that an acquiring or issuing corporation did not itself conduct an active business before the transaction does not, by itself, cause a failure of COBE, provided the acquired corporation’s historic business is continued within the qualified group.

E. Continuity of interest

Continuity of interest (“COI”) requires that a substantial part of the value of the proprietary interest in the acquired corporation be preserved through a proprietary interest in the issuing corporation. Treas. Reg. § 1.368-1(e). For advance-ruling purposes, the IRS has regarded the requirement as satisfied where the value of the proprietary interest preserved equals at least 50% of the value of all of the formerly outstanding stock of the acquired corporation. Rev. Proc. 77-37, § 3.02. While COI generally may be satisfied with non-voting as well as voting stock, Section 368(a)(2)(E) independently requires that the control block of the surviving corporation be exchanged for voting stock of the controlling corporation.

EXHIBIT 8.1 (TAX OPINION) Page 7 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

F. Business purpose

To qualify as a reorganization, a transaction must be undertaken for a real and substantial non-tax business purpose germane to the business of the corporations participating in the transaction, and must not be a mere device to effect a result that the reorganization provisions were not intended to address. Treas. Reg. §§ 1.368-1(b), (c); Gregory v. Helvering, 293 U.S. 465 (1935).

G. Economic substance

Section 7701(o) provides that, in the case of any transaction to which the economic substance doctrine is relevant, the transaction is treated as having economic substance only if (i) it changes in a meaningful way (apart from federal income tax effects) the taxpayer’s economic position, and (ii) the taxpayer has a substantial purpose (apart from federal income tax effects) for entering into the transaction. The statute does not change the circumstances in which the doctrine is relevant; that determination is made as if Section 7701(o) had never been enacted. As reflected in its legislative history, Section 7701(o) was not intended to alter the tax treatment of basic business transactions that are respected under longstanding judicial and administrative authority, including the choice to organize a corporate combination as a tax-deferred reorganization rather than a taxable acquisition, where the combination is undertaken for genuine, non-tax business reasons.

VII. Analysis

A. The Merger satisfies the form of a reverse triangular merger

The Merger is a statutory merger effected under the Delaware General Corporation Law in which Merger Sub merges with and into Gravitics and Gravitics survives. Merger Sub is a transitory corporation formed solely to effect the Merger that conducts no business of its own, and Parent is its sole stockholder. The transaction thus takes precisely the form addressed by Section 368(a)(2)(E) and Regulations Section 1.368-2(j): the merger of a controlled subsidiary into a target corporation, with the target surviving as a subsidiary of the controlling corporation.

B. Control and the “substantially all” requirement

Because Parent is the sole stockholder of Merger Sub immediately before the Merger, Parent is in control of Merger Sub within the meaning of Section 368(c). In the Merger, the Gravitics stockholders surrender all of their Gravitics stock — necessarily an amount that constitutes control of Gravitics within the meaning of Section 368(c) — and receive in exchange solely Parent voting common stock. The “substantially all” requirement is supported by the representation that, immediately after the Merger, the Surviving Corporation will hold at least 90% of the net and at least 70% of the gross fair market value of the assets held by Gravitics immediately before the Merger, and that Merger Sub will contribute no assets subject to liabilities. Because Gravitics survives the Merger holding its own assets, and Merger Sub contributes nothing of substance, the requirement is satisfied.

EXHIBIT 8.1 (TAX OPINION) Page 8 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

C. Continuity of business enterprise (the Staff’s focus)

The Staff’s comment concerning continuity of the target’s business is addressed directly by Regulations Section 1.368-1(d). COBE is tested by reference to Gravitics’ historic business — not Parent’s. Although Parent is a non-operating shell company, that fact does not impair COBE: the relevant question is whether Gravitics’ historic business is continued within Parent’s qualified group following the Merger. Here, Gravitics survives the Merger as the Surviving Corporation and continues to conduct its space-structures design and manufacturing business as a wholly owned subsidiary of Parent. Gravitics conducts an active, revenue-generating business with customers, contracts, suppliers, ongoing mission work, product designs, and intellectual property, and the parties represent that the Surviving Corporation will continue Gravitics’ historic business or use a significant portion of Gravitics’ historic business assets in a business, and that Parent has no plan or intention to liquidate the Surviving Corporation or to cause it to dispose of its assets other than in the ordinary course of business.

Because Gravitics itself survives the Merger and simply continues operating its historic business, COBE is satisfied — and is satisfied more directly here than in many triangular reorganizations, where the acquired corporation’s assets or business must be traced into a different entity. The shell status of Parent is not a basis for a contrary conclusion, because the issuing corporation’s historic activity is not the measure of COBE.

D. Continuity of interest

The Gravitics stockholders will receive solely Parent voting common stock, representing approximately 96.5% of the total post-Merger equity of Parent. A continuing proprietary interest of that magnitude vastly exceeds the threshold applied under Regulations Section 1.368-1(e) and the 50% advance-ruling guideline of Rev. Proc. 77-37. The arm’s-length determination of the Conversion Ratio, the approximate equality of the fair market values exchanged, and the representations against cash purchases, redemptions, extraordinary distributions, and reacquisitions of the Merger Shares each support the conclusion that a substantial part of the value of the proprietary interest in Gravitics is preserved. Subject to the continuity-of-interest representation described in Part V, COI is satisfied, and the requirement that the control block be exchanged for voting stock is met because the Merger Shares are Parent voting common stock. The 96.5% figure described above is measured immediately following the Merger and prior to the Concurrent Financing. Even after giving effect to the Concurrent Financing, the former Gravitics stockholders (together with the holders of Gravitics options and warrants) are expected to hold approximately 76.7% of the outstanding common stock of the Combined Company on a fully diluted basis, as reflected in the Registration Statement. In any event, the issuance of Parent common stock for cash to new investors in the Concurrent Financing does not reduce the continuity of proprietary interest of the historic Gravitics stockholders, because those shares are issued for new consideration and not in exchange for, or in redemption of, any historic proprietary interest in Gravitics. Continuity of interest is therefore preserved whether measured immediately following the Merger or after giving effect to the Concurrent Financing.

E. Business purpose

The Merger serves substantial and bona fide non-tax business purposes, including providing Gravitics with access to the public capital markets, a public trading platform, the financing contemplated by the public offering of up to $125.0 million in gross proceeds, and the benefits of an exchange listing. These purposes are germane to the conduct and growth of Gravitics’ business and are independent of any tax objective. The business-purpose requirement is therefore satisfied.

EXHIBIT 8.1 (TAX OPINION) Page 9 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

F. Economic substance

In our view, the economic substance doctrine of Section 7701(o) does not alter the foregoing analysis. First, the relevance of the doctrine is determined as if Section 7701(o) had never been enacted, and an acquisitive reorganization that combines an operating business with a public-company platform and a substantial new capital raise is a basic business transaction of a kind the doctrine has not been understood to disturb. The decision to effect such a combination on a tax-deferred basis under the reorganization provisions, rather than as a taxable acquisition, is a choice that the Code expressly sanctions and is not the type of tax benefit at which the doctrine is directed.

Second, even if the doctrine were treated as relevant, both of its prongs are satisfied. The Merger effects a meaningful change in the economic positions of the parties apart from any federal income tax effect: Gravitics’ operating business is combined with a public vehicle; control of Parent passes to the former Gravitics constituency; the board and management of Parent are reconstituted; and a substantial public financing is contemplated. The parties also have a substantial non-tax purpose for the Merger — capital access and a public-market listing — as described in Part VII.E. Accordingly, the Merger satisfies Section 7701(o) to the extent that section is relevant.

We note that the Merger is expected to result in a significant change in the ownership of Parent and therefore may constitute an “ownership change” of Parent for purposes of Section 382 (see Part IX.D). The existence and use of any Parent tax attributes are matters of fact addressed by representation; our economic-substance conclusion assumes that the Merger is not undertaken with a principal purpose of utilizing Parent tax attributes, and the Section 382 consequences (if any) are addressed separately below.

G. Step-transaction considerations

We have considered whether the reverse stock split, the conversion or repayment of Parent’s indebtedness, the contemplated public offering, and the uplisting should be integrated with the Merger under the step-transaction doctrine in a manner that could affect qualification. The reverse stock split and the debt conversion affect only the pre-Merger capital structure of Parent. The public offering is a capital-raising transaction that, although undertaken in connection with the Merger, is properly treated as a separate event; the issuance of Parent stock for cash in the offering should not be aggregated with the Merger in a manner that defeats the control or continuity requirements. Based on the facts represented to us, none of these related steps should cause the Merger to fail to qualify as a reorganization.

VIII. Opinion

Based upon and subject to the foregoing, and to the assumptions, representations, qualifications, and limitations set forth in this letter, it is our opinion that, for U.S. federal income tax purposes:

(6)	the Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code, and Parent, Merger Sub, and Gravitics each should be a “party to a reorganization” within the meaning of Section 368(b);

(7)	the Merger should satisfy the continuity-of-business-enterprise and continuity-of-interest requirements of Regulations Sections 1.368-1(d) and 1.368-1(e) and the business-purpose requirement;

EXHIBIT 8.1 (TAX OPINION) Page 10 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

(8)	a U.S. holder of Gravitics capital stock should recognize no gain or loss upon the exchange of its Gravitics stock solely for Parent voting common stock pursuant to the Merger, except with respect to cash, if any, received in lieu of a fractional share (Sections 354 and 356); and

(9)	the statements set forth in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences,” insofar as they describe matters of U.S. federal income tax law and our legal conclusions, should be accurate in all material respects and constitute our opinion.

IX. Material U.S. Federal Income Tax Consequences

A. U.S. holders of Gravitics capital stock

A U.S. holder of Gravitics capital stock that exchanges its shares solely for Parent voting common stock pursuant to the Merger should recognize no gain or loss (Section 354(a)). The aggregate adjusted tax basis of the Parent common stock received should equal the aggregate adjusted tax basis of the Gravitics stock surrendered in exchange therefor (Section 358(a)), and the holding period of the Parent common stock received should include the holding period of the Gravitics stock surrendered, provided such stock was held as a capital asset at the Effective Time (Section 1223(1)). Because fractional Merger Shares are rounded up rather than paid in cash, no gain should be recognized under Section 356; to the extent any holder were nevertheless to receive cash or other non-stock consideration, gain (but not loss) would be recognized in an amount not exceeding the cash and the fair market value of other property received.

B. Gravitics (the Surviving Corporation)

Gravitics should not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. In a reverse triangular merger that qualifies as a reorganization, Gravitics survives and does not transfer its assets, and the nonrecognition principles applicable to a party to a reorganization apply.

C. Parent and Merger Sub

Parent should not recognize gain or loss upon the issuance of Parent common stock in the Merger (Section 1032). The merger of Merger Sub with and into Gravitics should not result in the recognition of gain or loss to Parent or Merger Sub.

D. Tax attributes and Section 382

In a reverse triangular merger in which Gravitics survives, Gravitics’ tax attributes generally remain with Gravitics. Separately, the Merger is expected to result in a substantial change in the ownership of Parent (with the former Gravitics constituency acquiring approximately 96.5% of Parent’s equity), which is expected to constitute an “ownership change” of Parent within the meaning of Section 382. If Parent has net operating loss carryforwards or other pre-change tax attributes, Section 382 would limit the use of such attributes following the Merger. The existence, amount, and limitation of any such attributes are matters of fact to be determined and, to the extent material, disclosed in the Registration Statement; we express no opinion as to the amount of any such attributes or the resulting limitation.

E. Information reporting and backup withholding

A U.S. holder may be subject to information reporting with respect to the Merger and, unless an exemption applies, to backup withholding on certain payments, unless the holder furnishes a correct taxpayer identification number and otherwise complies with applicable certification requirements. Backup withholding is not an additional tax; amounts withheld generally may be credited against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

EXHIBIT 8.1 (TAX OPINION) Page 11 of 12

CROWNE POINT TAX & WEALTH COUNSEL

Gravitics / NIMS Merger — Exhibit 8.1 Tax Opinion

X. Level of Comfort

Our opinion is rendered at a “should” level of confidence. We have not requested, and do not intend to request, a ruling from the IRS with respect to any of the matters addressed in this opinion, and an opinion of counsel is not binding on the IRS or any court. The qualification of the Merger as a reorganization depends upon the satisfaction of requirements — including the continuity-of-business-enterprise, continuity-of-interest, and business-purpose requirements — that are inherently factual and that can be evaluated only on the basis of facts and representations as they exist at the Effective Time. While we believe, for the reasons set forth above, that the Merger should qualify as a reorganization within the meaning of Section 368(a), our opinion is not free from doubt, and there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to our opinion. If the Merger were to fail to qualify as a reorganization, the exchange of Gravitics stock for Parent common stock generally would be a taxable transaction to the Gravitics stockholders.

XI. Limitations and Qualifications

●	This opinion is based upon the Code, the Regulations, administrative pronouncements of the IRS, and judicial decisions, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. Any such change could adversely affect the conclusions expressed herein, and we assume no obligation to update or supplement this opinion.

●	This opinion represents our legal judgment only; it is not a guarantee of the matters addressed, is not binding upon the IRS or any court, and provides no assurance that the IRS will not take, or that a court would not sustain, a contrary position.

●	This opinion is expressly conditioned upon the accuracy and completeness, as of the date hereof and as of the Effective Time, of the facts, representations, covenants, and assumptions described herein and in the Merger Agreement and the Representation Letters, and upon the consummation of the Merger as described in the Registration Statement and the Merger Agreement.

●	We express no opinion as to any matter not expressly addressed in Part VIII and Part IX, including, without limitation, the U.S. federal income tax treatment of options, warrants, simple agreements for future equity or other convertible instruments, the public offering, the reverse stock split, the conversion or repayment of Parent indebtedness, and any compensation arrangements, and including any state, local, or non-U.S. tax consequences.

●	This opinion is rendered as of the date hereof and is delivered solely in connection with the Registration Statement.

XII. Consent

We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the references to our firm under the caption “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Nikhil S. Agharkar
Nikhil S. Agharkar, Esq.
Managing Member
Crowne Point Tax & Wealth Counsel

EXHIBIT 8.1 (TAX OPINION) Page 12 of 12